SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Phyllis G. Korff, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 17, 2011 and amended on July 5, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), relating to the tender offer (the “Offer”) by MPF Flagship Fund 14, LLC; MPF Flagship Fund 15, LLC; MPF Income Fund 26, LLC; MPF Platinum Fund, LP; MPF Northstar Fund, LP, and Coastal Realty Business Trust (the “Offerors”), to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of the Company, at a price of $4.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest) (the “Offer Price”). MacKenzie Patterson Fuller, LP, which is the manager, general partner, or trustee of the Offerors, is serving as the depositary for the Offerors. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to update Item 6 of the Schedule 14D-9, as reflected below:

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The first paragraph is hereby amended and restated in its entirety as set forth below:

Except as described below, during the past 60 days prior to the filing of this Amendment No. 2, no transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Company	6/30/2011	Repurchase of Shares pursuant to the Company’s Share Redemption Program	1,162,291	$8.45
Company	7/15/2011	Sale of Shares pursuant to the Company’s Dividend Reinvestment Program	1,341,949	$8.45

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By	/s/ Joshua J. Widoff
	Name:	Joshua J. Widoff
	Title:	Executive Vice President, Secretary and General Counsel

Dated: July 18, 2011